UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES AND EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number	001-12284

GOLDEN STAR RESOURCES LTD.

(Exact name of registrant as specified in its charter)

333 Bay Street, Suite 2400

Toronto, Ontario

M5H 2T6, Canada

(416) 583-3800

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Shares (no par value), Preferred Shares (no par value),
Subscription Receipts, Warrants, Debt Securities

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(l)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Golden Star Resources Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

GOLDEN STAR RESOURCES LTD.

Date:	February 22, 2022	By:	/s/ Tiehe Chen
		Name:	Tiehe Chen
		Title:	Chief Executive Officer